

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2011

Via E-Mail
Roberta Lipson, Chief Executive Officer
Chindex International, Inc.
4340 East West Highway, Suite 1100
Bethesda, Maryland 20814

     Re: **Chindex International, Inc.**
              Form 10-K for the Transition Period from April 1, 2010 to December 31, 2010
              Filed March 16, 2011
              File No. 001-33524

Dear Ms. Lipson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 1

1.   We note various disclosures relating to the governmental approvals necessary for your Chindex Medical Limited joint venture with Shanghai Fosun Pharmaceutical Group on pages 11, 13, and 55 of your annual report. We note similar discussions of government approvals needed for your Beijing expansion plans in the first paragraph of page 12. Please confirm in future filings you will revise your disclosure to identify what approvals are necessary and discuss the regulatory framework in which they are required. See Item 101(c)(1)(ix) of Regulation S-K. Please provide us draft disclosure.

Financial Statements

Note 5. Investment in Unconsolidated Affiliate, page 55

2.   We note that on December 31, 2010 you deconsolidated your medical products division upon contributing it to the joint venture, Chindex Medical Limited (CML) in which you have 49% interest. We also note that Shanghai Fosun Pharmaceutical Group, (FosunPharma) has 51% interest but has not yet contributed its portion of the business due to governmental approval. Please provide you analysis of how you evaluated whether CML is a variable interest entity and who the primary beneficiary is at December 31, 2010. Please cite the authoritative guidance you relied upon to support deconsolidation.

3.   We note that you entered into an entrustment agreement, shareholder's voting proxy agreement and various other agreements upon formation of CML with FosunPharma in December 2010. Please expand your disclosure to discuss your analysis of these agreement and determination of which entity directs the activities of CML that most significantly impact the entity's economic performance at December 31, 2010. Please provide your analysis of the agreements and cite the appropriate sections of the agreement to support your position that FosunPharma has the controlling financial interest in CML.

4.   Tell us when you expect the receipt of the requisite governmental approval as well as the final closing of the joint venture.

Exhibits

5.   We note that Exhibits 10.24, 10.26, 10.39, and 10.45 are missing various exhibits, annexes, schedules, and attachments. Please confirm that you will file these exhibits in their entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions may be directed to Brian McAllister at (202) 551-3341 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 for accounting and financial statement issues. Please contact Edwin S. Kim at (202) 551-3297 or me at (202) 551-3790 for all other issues.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director